UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Allego N.V.

(Name of Issuer)

Ordinary shares, nominal value €0.12 per share

(Title of Class of Securities)

N0796A100

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N0796A100	Schedule 13G	Page 2

(1)	NAMES OF REPORTING PERSONS Madeleine Charging B.V.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 238,935,061 (See Item 4)
	(6)	SHARED VOTING POWER 0 (See Item 4)
	(7)	SOLE DISPOSITIVE POWER 0 (See Item 4)
	(8)	SHARED DISPOSITIVE POWER 224,421,331 (See Item 4)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,935,061 (See Item 4)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 89.4%*
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Calculated based on 267,177,592 ordinary shares, nominal value €0.12 per share (the “Ordinary Shares”) of Allego N.V. (the “Issuer”) issued and outstanding as of December 31, 2022 (based on information provided by the Issuer).

CUSIP No. N0796A100	Schedule 13G	Page 3

(1)	NAMES OF REPORTING PERSONS Meridiam SAS
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0 (See Item 4)
	(6)	SHARED VOTING POWER 238,935,061 (See Item 4)
	(7)	SOLE DISPOSITIVE POWER 0 (See Item 4)
	(8)	SHARED DISPOSITIVE POWER 224,421,331 (See Item 4)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,935,061 (See Item 4)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 89.4%*
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Calculated based on 267,177,592 Ordinary Shares issued and outstanding as of December 31, 2022 (based on information provided by the Issuer).

CUSIP No. N0796A100	Schedule 13G	Page 4

(1)	NAMES OF REPORTING PERSONS Emmanuel Rotat
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0 (See Item 4)
	(6)	SHARED VOTING POWER 238,935,061 (See Item 4)
	(7)	SOLE DISPOSITIVE POWER 0 (See Item 4)
	(8)	SHARED DISPOSITIVE POWER 224,421,331 (See Item 4)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,935,061 (See Item 4)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 89.4%*
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Calculated based on 267,177,592 Ordinary Shares issued and outstanding as of December 31, 2022 (based on information provided by the Issuer).

Item 1(a). Name of Issuer

Allego N.V. (“Allego” or the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices

Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands, 6846.

Item 2(a)-(c). Name of Person Filing; Address of Principal Business Office; and Citizenship

This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 99.1:

1.	Madeleine Charging B.V., a Dutch private limited liability company (“Madeleine”);

2.	Meridiam SAS, a French joint-stock company (société par actions simplifiee) (“Meridiam”) and manager of the indirect parent entities of Madeleine; and

3.	Emmanuel Rotat, a French citizen and managing director of Meridiam.

The address of the principal business office of Madeline is Zuidplein 126, WTC, Tower H, Floor 15, Amsterdam, Netherlands, 1077 XV. The principal business office of Meridiam and Mr. Rotat is 4 place de l’Opera 75002 Paris, France.

Item 2(d). Title of Class of Securities

Ordinary shares, nominal value €0.12 per share (“Ordinary Shares”).

Item 2(e). CUSIP Number

N0796A100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4. Ownership

The responses of each of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 on the cover pages, which relate to the beneficial ownership of the Ordinary Shares as of December 31, 2022, are incorporated herein by reference.

Madeleine has sole voting and shared dispositive power over 197,837,067 Ordinary Shares it directly holds.

Madeleine and E8 Partenaires, a French société par actions simplifée (“E8 Investor”), entered into an Irrevocable Power of Attorney and Prior Consent Agreement dated April 14, 2021 (as amended, the “PoA Agreement”), pursuant to which, among other things, E8 Investor agreed to grant to Madeleine an irrevocable voting power of attorney, from and after March 16, 2022, to vote all Ordinary Shares held by E8 Investor in connection with any vote submitted at a stockholder meeting. The PoA Agreement became effective on March 16, 2022, and shall expire on the earliest of (i) December 31, 2028, (ii) the date on which either Madeleine or E8 Investor no longer holds, directly or indirectly, any shares of Allego or any of its subsidiaries, (iii) the date on which the aggregate direct and indirect Ordinary Shares owned by Madeleine and E8 Investor is less than 50% of the outstanding Ordinary Shares and (iv) Madeleine’s notification to E8 Investor of its desire to unilaterally terminate the PoA Agreement.

In addition, in accordance with the Registration Rights Agreement, dated as of March 16, 2022, by and among the Issuer, Madeleine, E8 Investor and Spartan Acquisition Sponsor III LLC (the “Registration Rights Agreement”), E8 Investor agreed not to transfer any of the 39,876,396 Ordinary Shares held by it until September 16, 2023, subject to certain exceptions specified in the Registration Rights Agreement. Further, in accordance with the PoA Agreement, E8 Investor has agreed not to transfer more than 26,584,264 Ordinary Shares held by it before September 30, 2026, without the prior written consent of Madeleine or Meridiam.

With respect to 41,097,994 Ordinary Shares held, to the Reporting Person’s knowledge, by E8 Investor, Madeleine also has, as a result of the PoA Agreement, sole voting over all of such shares and shared dispositive power over 26,584,264 Ordinary Shares of such shares.

Meridiam, as the manager of the indirect parent entities of Madeline (and Emmanuel Rotat, as managing director of Meridiam) has shared voting and dispositive power over the Ordinary Shares beneficially owned by Madeleine.

Item 5. Ownership of Five Percent or Less of a Class

This Item 5 is not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances, partners, shareholders or members of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares owned by such Reporting Persons.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

This Item 7 is not applicable.

Item 8. Identification and Classification of Members of the Group

As a result of the PoA Agreement and Registration Rights Agreement (see Item 4 above), the Reporting Persons, E8 Investor, Mr. Bruno Heintz and Mr. Jean-Marc Oury may be deemed to constitute a group for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended. The Reporting Persons have not entered into any joint filing agreement with E8, Mr. Bruno Heintz and Mr. Jean-Marc Oury and understand that E8, Mr. Bruno Heintz and Mr. Jean-Marc Oury will file their own Schedule 13G with respect to the Ordinary Shares that they beneficially own.

Item 9. Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10. Certifications

This Item 10 is not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2023	MADELEINE CHARGING B.V.
	By:	/s/ Emmanuel Rotat
Name: Emmanuel Rotat
Title: Director A of Opera Charging B.V., acting as director

	By:	/s/ Johannes Duijndam
Name: Johannes Duijndam
Title: Director B of Opera Charging B.V., acting as director

MERIDIAM SAS
	By:	/s/ Emmanuel Rotat
Name: Emmanuel Rotat
Title: Chief Executive Officer

/s/ Emmanuel Rotat
Emmanuel Rotat

LIST OF EXHIBITS

Exhibit 99.1 – Joint Filing Agreement